Filed by Infinity Pharmaceuticals, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals, Inc.

Commission File No. 333-134438

Just in case you hadn’t seen the attached press release issued today by Discovery Partners International, Inc., or DPI (Nasdaq: DPII), we thought you would be interested to hear that DPI has now completed the sale of all of its drug discovery operations located in San Diego, CA.; South San Francisco, CA.; Basel, Switzerland and Heidelberg, Germany, to Galapagos NV (Euronext & LSE: GLPG).

This sale of DPI’s assets to Galapagos represents a significant step toward what we expect will be the successful completion of our previously announced merger with DPI. From our perspective, the sale of all of DPI’s discovery operations prior to the completion of our merger eliminates a major source of go-forward financial and operational risks for the merged company. It also ensures that, post-merger, Infinity’s leadership team will be able to focus on continuing to advance our innovative product pipeline.

The successful completion of the merger will require the approval of the stockholders of each of DPI and Infinity. DPI and Infinity expect to submit the transaction to our respective stockholders for approval in the third quarter of 2006.

Please feel free to contact us if you have any questions.

Steven H. Holtzman, Chairman and Chief Executive Officer

Infinity Pharmaceuticals, Inc.

Discovery Partners International Announces Completion of Sale of

Drug Discovery Service Operations

SAN DIEGO, July 6 /PRNewswire — Discovery Partners International, Inc., or DPI (Nasdaq: DPII), today announced the completion of the sale of all of DPI’s drug discovery service operations to Galapagos NV (Euronext & LSE: GLPG) for $5.4 million (EUR4.25 million) in cash.

The closing of this transaction has added to DPI’s Net Cash balance for purposes of determining the exchange ratio to be used in DPI’s previously announced merger with Infinity Pharmaceuticals, both by increasing DPI’s cash position as well as by reducing the liabilities that will be deducted from its cash position in calculating the Net Cash balance under its merger agreement with Infinity.

About Discovery Partners International, Inc.

Prior to the completion of the transaction with Galapagos NV, DPI was a small molecule and natural product-based drug discovery company, offering collaborations and services complementing the internal capabilities of pharmaceutical and biopharmaceutical companies. Following the completion of this transaction, DPI no longer has any active operations. DPI is headquartered in San Diego.

Forward looking statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward- looking. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any forward-looking statements made by DPI speak only as of the date made. DPI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Such forward-looking statements include statements regarding the proposed merger between DPI and Infinity, including with respect to the exchange ratio to be used and DPI’s ability to consummate that transaction. Factors that may cause actual results to differ materially include the risk that DPI’s Net Cash at closing of the Infinity merger will be lower than currently anticipated and the risk that the Infinity merger will not close for any number of possible reasons.

Additional information about the DPI-Infinity merger and where to find it

In connection with the proposed merger between DPI and Infinity described herein, DPI filed a registration statement on Form S-4 on May 24, 2006 with the SEC, that contains a proxy statement/prospectus. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed merger because it contains important information about DPI, Infinity and the proposed merger. Security holders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed merger of DPI with Infinity. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at DPI at the address described above.

CONTACT: Michael C. Venuti, Ph.D., Acting Chief Executive Officer, +1-858-455-8600, ir@discoverypartners.com, or Craig Kussman, Chief Financial Officer, +1-858-228-4113, both of Discovery Partners International, Inc.